Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Calpine Corporation
Commission File No.: 001-12079
NRG Energy, Inc. issued the following press release on May 30, 2008:
NRG’s Statement Regarding Calpine’s Response
PRINCETON, N.J.—(BUSINESS WIRE)—
NRG Energy, Inc. (NYSE: NRG) today issued the following statement regarding Calpine Corporation’s (NYSE: CPN) response to a proposed combination.
“We respect the Calpine Board’s decision but are disappointed that they have decided not to move quickly to deliver the benefits of our proposal to Calpine’s shareholders,” said David Crane, NRG’s President and Chief Executive Officer. “We continue to believe that our proposal offers significant strategic and financial benefits and we remain interested in a combination with Calpine on the terms we have proposed.”
About NRG
A Fortune 500 company, NRG Energy, Inc. owns and operates a diverse portfolio of power generating facilities, primarily in Texas and the Northeast, South Central and West regions of the United States. Its operations include baseload, intermediate, peaking, and cogeneration and thermal energy production facilities. NRG also has ownership interests in generating facilities in Australia and Germany. NRG is a member of USCAP, a diverse group of business and environmental organizations calling for mandatory legislation to achieve significant reductions of greenhouse gas emissions. NRG is also a founding member of “3C—Combat Climate Change,” a global initiative with companies calling on the global business community to take a leadership role in designing the road map to a low carbon society.
     More information on NRG is available at www.nrgenergy.com
     Safe Harbor Disclosure
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions that include, but are not limited to, expected earnings and cash flows, future growth and financial performance and the expected synergies and other benefits of the transaction described herein; and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe,” and similar terms. Although the Company believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, the inability to implement value enhancing improvements to plant operations and companywide processes, our ability to realize expected tax benefits, our ability to achieve the expected timing and benefits of our RepoweringNRG project and our ability to realize expected synergies and other benefits as a result of the combination described herein.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause the Company’s actual results to differ materially from those contemplated in the forward-looking statements included in this press release should be considered in connection with information regarding risks and uncertainties that may affect the Company’s future results included in the Company’s filings with the Securities and Exchange Commission (SEC) at www.sec.gov.
Source: NRG Energy, Inc.
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement NRG Energy, Inc. (“NRG”) would file with the Securities and Exchange Commission (the “SEC”) if an agreement between NRG and Calpine Corporation (“Calpine”) is reached or for any other documents which NRG may file with the SEC and send to NRG or Calpine stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NRG AND CALPINE ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by NRG through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
     NRG and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.